
TOTAL $17B
US Market Size Asset Portfolio Estimated
~$4 Billion
Alcohol Hangover
001
~10 Billion
Viral Respiratory Infection
002
~10 Billion
COVID-19
002C
~250 Million
Vaccine Administration
003
~5 Billion
Arthritis
004
~3 Billion
Opioid Withdrawal
005
~2 Billion
Opioid Tolerance
006
~3 Billion
Opioid Dependence
007
"The Pharma for the People, People"

PITCH VIDEO   INVESTOR PANEL

INVEST IN **SEN-JAM PHARMACEUTICAL**

Own a stake for health equality; affordable and accessible for all

---

LEAD INVESTOR

Richard Goldberg Entrepreneur, Executive Consultant, Investor

I'm delighted to be leading this investment round for Sen-Jam Pharmaceutical. While I've invested in other early-stage companies, I've never felt committed enough to lead a round personally. Until now. Sen-Jam aims to positively impact the lives of tens of millions of people, through cost effective treatments for some of the world's worst maladies. Investing in it provides a rare opportunity to potentially benefit financially from materially improving others' lives. I've known and respected the Founders of Sen-Jam for many years. What they have accomplished since the company's inception in 2014 is nothing short of remarkable. They have developed a portfolio of valuable assets that promise to be true global game-changers. They have done this by applying limited resources in remarkably inventive ways, attracting a phenomenal team of scientific staff and strategic partners, and collaborating with top experts in this field. Without compromising safety or effectiveness, they are harnessing two already proven drugs in a combination that could create arguably the world's most potent broad spectrum anti-inflammatory product. Inflammation is the villain at the

heart of some of the world's worst health outcomes, including COVID-19. Their COVID-19 oral therapeutic aims to ease symptoms, reduce viral load and, most important, avoid the need with top experts in this field. Without compromising safety or effectiveness, they are harnessing two already proven drugs in a combination that could create arguably the world's most potent broad spectrum anti-inflammatory product. Inflammation is the villain at the heart of some of the world's worst health outcomes, including COVID-19. Their COVID-19 oral therapeutic aims to ease symptoms, reduce viral load and, most important, avoid the need for hospitalization that comes from disease progression. Duke University Medical has come on board to conduct Phase II Clinical Trials for Sen-Jam's COVID pill therapy. If successful, it would bring incredible relief worldwide at a fraction of the cost of the few therapeutics currently available. In fact, this treatment could prove even more valuable than current anti-virals at minimizing long term patient suffering and health damage. Additionally, the therapeutic approach Sen-Jam is pioneering to treat COVID-19 symptoms has potential applications to several other international health scourges, including mitigating opioid withdrawal symptoms. The scope of opportunity seems extraordinary. Sen-Jam's team of executives and scientists have brought companies to market successfully several times before, and give me confidence that my faith, and financial investment, will be rewarded. I love that their mission of creating "Pharma for the people" includes allowing everyday people to participate in their success through investment. COVID isn't going away. We desperately need inventive, inexpensive approaches like Sen-Jam's to make it less awful.

Invested $75,000 this round & $60,000 previously

---

sen-jam.com Huntington NY

Main Street | Technology | Alcohol | Lifestyle | Female Founder

Highlights

1. Creating highly accessible, affordable, safe drugs that work

2. Lead indications: oral COVID-19 therapeutic, opioid withdrawal, & alcohol hangover prevention

3. Annual US market opportunity: $17B

4. Current valuation (rNPV): COVID-19: $55M, hangover prevention: $120M, and opioid withdrawal" $261M

5. COVID-19 therapeutic clinical trial with Duke-NUS begins Dec., leading to valuation inflection point

6. Female founder is clinical pharmacist

7. Team of mission-oriented, like-minded individuals focused on worldwide healthcare

8. Global IP includes 25 patents and patents pending

Our Team

Our Team



Jim Iversen Co-Founder, CEO

Executive with a consistent track record of designing + executing business strategies that deliver rapid growth in sales, profits, market share + customer satisfaction. Client remits include start-ups to late stage, often resulting in M&A transaction

transaction

We are on a mission to revolutionize not just the way we treat pain, but the way the business of pain relief treats humanity. We love the idea: Pharma for the People. Our products treat at the source; preventing symptoms vs. masking them as most therapies do today. And our products are safe & highly affordable. And that's just good for all of us.



Jackie Iversen Co-Founder, Head of Clinical Development

Jackie has extensive knowledge + capabilities in a multitude of clinical settings. Her expertise involves providing clinical pain education + having completed a research fellowship in pharmacokinetics + pain at Memorial Sloan Kettering Cancer Center.



Thomas Dahl, PhD Head of Product Development and Regulatory Affairs

Tom is an accomplished biotech/pharmaceutical executive with deep expertise in early stage ventures, including technical analysis of products and technologies, business strategy and operations, development, clinical trials design and interpretation.



Christine Leonard Head of Strategic Communications

Christine is a highly respected and award-winning marcom strategist with passion for brands that aim to improve lives. She has lead marketing, consumer insight mining and communications development for world class healthcare companies big and small.

Our Pitch to You


THE FUTURE OF
THERAPEUTIC CARE
FALL 2021
SEN-JAM
PHARMACEUTICAL


HOW IT WORKS
Preventing Inflammation and it's associated pain by Combining NSAID + Antihistamine
SJP-001
ALCOHOL HANGOVER
SJP-002C
COVID-19
SJP-005
OPIOID WITHDRAWAL
Procured via OTC
Procured via Rx
Procured via Rx
Take one dose orally before first drink
Take orally twice daily
Take orally (twice daily) when starting to taper off opioids for 7-14 days.
Stabilizes and regulates the body's release of immunological substances
Reduces inflammation & flu-like symptoms, stabilizes mast cells
005 decreases opioid induced pro-inflammatory mediators
Prevents headache, nausea, fatigue, apathy
Prevents cytokine storm & disease progression
Prevents increased dopamine
Ensures next day productivity
Avoids hospitalization
Reduces withdrawal symptoms and opioid cravings
FULL STRENGTH LIVING
-12-

We are not your ordinary Big Pharma company, we are a group of ingenuous scientists, pharmacy and pain experts, entrepreneurs and regulatory hounds on a mission to bring the world safe, effective, wildly accessible and affordable medications to solve for some of the largest unmet healthcare needs.


MISSION STATEMENT
FULL STRENGTH LIVING
We Improve Societal Wellbeing by Creating Therapeutics that are Safe, Efficacious, and Accessible

Our mission truly is to help humanity thrive and ensure the business of inflammation treats people fairly and fully. The time is now to upend this environment and restore dignity to the way pharma delivers solutions for the people, to the people.


PROBLEM:
INFLAMMATION IS THE ROOT CAUSE OF MANY AILMENTS
Yet, the consumer has few therapeutic options that are safe, efficacious and inexpensive
INFLAMMATION AND IT'S ASSOCIATED PAIN DEBILITATES ALL OF US AT ONE TIME OR ANOTHER.
Veisalgia
(Alcohol hangover)
Opioid Withdrawal
INFLAMMATION
COVID-19
Vaccine Administration
Opioid Dependence
Arthritis
Viral Respiratory
Opioid Tolerance
-3-

Inflammation is the key to countless ailments, while a safe and potent anti-inflammatory can make a massive difference in over eight distinct health concerns. Issues that are having a tremendous impact on society all over the world today.



SOLUTION:
8 PRODUCTS THAT PREVENT INFLAMMATION
Sen-Jam's platform of eight products are being developed to revolutionize how we treat inflammation and it's associated pain symptoms by REPURPOSING two molecules: NSAID + ANTIHISTAMINE.
DON'T CHASE THE PROBLEM – PREVENT IT.
SJP-001
Veisalgia
(Alcohol hangover)
SJP-005
Opioid Withdrawal
NSAID + ANTIHISTAMINE
SJP-002C
COVID- 19
SJP-006
Opioid Dependence
SJP-007
Opioid Tolerance
SJP-004
Arthritis
SJP-002
Viral Respiratory Infection
SJP-003
Vaccine Administration
-4-

We have ingenuously repurposed two existing small molecules that have a synergistic effect on inflammation, helping to prevent the problems before they need chasing. This combination product, in differing formulations has a positive impact on such huge health conditions such as treating COVID-19, Opioid Withdrawal and Alcohol Hangover. This is an oral solution that would be affordable and accessible.



BENEFITS FOR ALL STAKEHOLDERS
Patients, payers, providers, employers and society as a whole will benefit.
Ensures next day productivity
Prevents the 22 symptoms of alcohol hangover
SJP-001
Veisalgia
(Alcohol hangover)
Prevents adverse symptoms through modulation of glial cell activity
Increased patient completion of withdrawal treatment
SJP-005
Opioid Withdrawal
Human studies have shown to decrease opioid dose requirements
Prevents cytokine storm
Inexpensive oral product
SJP-002C
NSAID + ANTIHISTAMINE


ON WE FUNDER,
SEN-JAM IS FUNDRAISING
FOR THE WHOLE PORTFOLIO,
WITH 001, 002C AND 005 AS
LEAD PRODUCTS.
COVID-19
Reduces viral load and inflammation
SJP-002 Viral Respirato-ry Infection
SJP-004 Arthritis
SJP-006 Opioid Dependence
SJP-007 Opioid Tolerance
SJP-003 Vaccine Administration
-5-

The benefits of our 3 lead assets alone are remarkably robust and yet we have five other applicable and protected use cases that would be added to the flock. We mean it when we claim our mission is about revolutionizing pain management with simple, safe, effective medications that are wildly accessible and affordable. Pharma for the people!


RAISED
TO DATE:
$2.6M
Current Investors
Sen-Jam Founders
Accredited Investors - Reg D
StartUp Health
RedCrow/The Main Stage
STARTUP + HEALTH
redcrow
THE MAIN STAGE
RAISING: $5 MILLION
through Convertible Note, Grants & Licensing Agreements
* Forward looking projections cannot be guaranteed. Please inquire about Assumptions.
-6-

The Wefunder Campaign accounts for 1.07 million of this raise

We have already seen remarkable success in the investor community for our offering as we have already raised $2.6 million to help shepherd our efforts. We are looking now to raise the remaining funds to get us to the $5 million mark to expedite our advancing go-to-market activities. **forward looking projections not guaranteed*


COMPETITION:
COVID-19
Substantial Capabilities
Beyond Existing Offerings
High Tolerability & Accessibility
SJP- 002C
A safe orally administered drug product for mild to moderate COVID-19. Used alone or with standard of care to prevent disease progression
HCQ
Steroids (accessible but intolerable)
Reducing Inflammation
Preventing Cytokine Storm
Remdesivir
Monoclonal Antibody Infusions
Low Tolerability & Accessibility
-8-

There is a lot of news these days about the rush to get to an Oral COVID-19 therapeutic but none of the existing options or players hustling for their solution has the simplicity and accessibility/affordability of our asset. SJP-002c reduces fever, cough, and pain, while reducing inflammation and its damage to your body. So impressed with how differentiating our product is, the scientists and clinical researchers at Duke University Medical School in Singapore are partnering with us on our clinical trial in Katmandu, Nepal in just a few weeks. We are thrilled to see such strong receptivity to our offering.


COMPETITION:
OPIOID WITHDRAWAL
Substantial Capabilities
Beyond Existing Offerings
High Tolerability & Accessibility
SJP- 005
The only Rx product that treats the root cause of the problem
NARCAN
NASAL SPRAY
Masking Symptoms
Preventing Symptoms
Lucemyra
Suboxone Sublingual Film
Vivitrol
(naltrexone for extended-release injectable suspension)


Low
Tolerability
&
Accessibility
-9-

The Opioid Crisis is yet another huge unmet need that is harrowing on society. We have a safe, effective product that helps reduce symptoms of withdrawal and by extension, help people ween off these medications effectively. The number one reason people remain dependent on opioids is the excruciating effects on their bodies when they attempt withdrawal. Our product could help millions in their fight against this crisis.


COMPETITION:
ALCOHOL
HANGOVER
Substantial Capabilities
Beyond Existing Offerings
Patented
FDA-approved
OTC product
SJP- 001
Soon to be the only
OTC FDA approved product
for hangover prevention.
Treating
Symptoms
(After Symptoms)
Preventing
Symptoms
(Before Symptoms)
ASPIRIN
PARTY PATCH
Untested,
unproven OTC
supplement
-7-

Forward-looking projections cannot be guaranteed.

Competition for Alcohol Hangover is modest, at best with most people assuming you have to suffer the consequences in silence. Our product far outperforms the existing solutions and the market for this asset is significant. Did you know that alcohol hangover accounts for over $500 million in lost productivity to businesses every year in the United States alone?


WORLD CLASS TEAM
Collectively the Team has Led over $80M in Exits
MANAGEMENT TEAM
JIM IVERSEN, CEO
30+ years of providing Executive Leadership & Strategy across multiple industries
Chairperson of the Opioid Crisis Working Group, part of StartUp Health
Directorships and M&A advisory services
Dedicated the last 4 years, full time, to Sen-Jam
JACQUELINE IVERSEN, RPh, MS, Head of Clinical Development
Past pain research fellow: Memorial Sloan-Kettering Cancer Center
15+ years Hospital Clinical Pharmacist
10 years Pharmacy Clinical rdinator for Large Hospital System providing clinical education and Formulary selection
Dedicated the last 4 years, full time, to Sen-Jam
THOMAS DAHL, PhD, Head of Product Development and Regulatory Affairs
Sr. Biotech/Pharmaceutical Executive with expertise in early stage ventures, including development program strategy, clinical trial design and interpretation
25+ years experience in product development, both small molecules and biologics
35+ clinical trials under multiple INDs and CTAs across a variety of therapeutic indications
CHRISTINE LEONARD, Head of Marketing & Communications
Award-winning marketing strategist
25+ years in marketing, business dev/strategic insight and creative communications
Expertise in complex categories (financial services, CPG, conscious media, pharmaceutical and healthcare industries)
SCIENTIFIC ADVISORY BOARD
THOMAS DAHL, PhD
Biotech Executive & Consultant
JORIS VERSTER, PhD
Associate Professor of Psychopharmacology at Utrecht University
ANDREW SCHOLEY, PhD
Professor, Director for Human Psychopharmacology at Swinburne Univ
GARY ZAMMIT, PhD
Founder/CEO of Clinilabs Drug Development Corporation
FRANCIS FARRAYE, MD, MSC
Senior Associate Consultant in Gastroenterology and Hepatology at the Mayo Clinic where he co-directs the Inflammatory Bowel Disease Center.
-10-

And speaking of productivity. Our team reflects a strong, nimble collective of highly experienced scientists, entrepreneurs and regulatory go-getters who are passionate about doing things resourcefully and effectively. Many have deep roots in traditional pharma and as such have the drive to revolutionize the way the business brings solutions to the people. These talented individuals care deeply that real solutions make massive impact for reasonable costs to humanity. Let's do this, together.


INTELLECTUAL PROPERTY
Single Point Ingenuity of Repurposing Two Existing Small Molecules with Proven Safety
25 Patents Pending
001
US Patent 10,420,756 and we have an open IND to begin FDA Phase I/II Clinical Trial with CRO selected
Patents gained in Japan, Australia, & South Africa
Patents pending in EP, South Korea, Canada, Brazil, Mexico, China, Israel, & New Zealand
Pre-clinical study in humans published showing efficacy with statistical significance
002
US Patent pending
002C
US Patent pending
In-vitro results showed > 90% reduction of SARS-CoV-2-Viral Load
Phase 2 Clinical Trial underway
003
US Patent 10,874,653
004
US Patent 10,765,630
005
US Patent pending
Patents pending for EP, Canada & Australia
In-vivo study results published showing 50% reduction in withdrawal signs and duration
006
US Patent 10,675,261
Patents pending for EP, Canada & Australia
007
US Patent 11,129,803

Our IP is super strong and gaining momentum every day. Not just here in our own backyard called the USA, but abroad and in important marketplaces that need these solutions not just soon, but now for people to thrive.


HOW IT WORKS
Preventing Inflammation and it's associated pain by Combining NSAID + Antihistamine
SJP-001
ALCOHOL HANGOVER
SJP-002C
COVID-19
SJP-005
OPIOID WITHDRAWAL
Procured via OTC
Procured via Rx
Procured via Rx
Take one dose orally before first drink
Take orally twice daily
Take orally (twice daily) when starting to taper off opioids for 7-14 days.
Stabilizes and regulates the body's release of immunological substances
Reduces inflammation & flu-like symptoms, stabilizes mast cells
005 decreases opioid induced pro-inflammatory mediators
Prevents headache, nausea, fatigue, apathy
Prevents cytokine storm & disease progression
Prevents increased dopamine
Ensures next day productivity
Avoids hospitalization
Reduces withdrawal symptoms and opioid cravings
FULL STRENGTH LIVING

-12-

Our three lead assets have enormous and distinct benefits for each of their therapeutic areas. All are oral. Safe. Effective. Cost-Effective. And accessible to people world-wide. The repurposing of two existing small molecules may be ingenuous, but the science is truly impressive.


ENTHUSIASM
Industry Leaders See the Impact
"Non opioid pain relief is extremely exciting! If approved, this could alter the course of the US opioid epidemic."
– Julie Van Ness, President, Real Leaders
"Sen-Jam's preclinical work shows solid promise for its lead products."
- Joris Verster, PhD, Utrecht University
"Repurposing strategy can save valuable time because the safety, manufacturing processes, and pharmaceutical characteristics of a repurposed candidate


by the FDA."
– Robert Malone, MD, MS
-13-

Here are just a quick snapshot of some of the comments we are receiving around these solutions.


SEIZE THE DAY
Innovative Technology,
Meaningful Market Opportunity
Total estimated US market size of our 3 lead assets (001, 002C AND 005):
~$17 Billion Annually
~$4 Billion
Alcohol Hangover
001
~10 Billion
Viral Respiratory Infection
002
~10 Billion
COVID-19
002C
~250 Million
Vaccine Administration
003
~5 Billion
Arthritis
004
~3 Billion
Opioid Withdrawal
005
~2 Billion
Opioid Tolerance
006
~3 Billion
Opioid Dependence
007
US market size, estimated for each asset
-14-

But even more exciting than the word on the street, is the value in the portfolio and in particular the enormous annual market size of just our first three assets. $17 billion is incredible but absolutely in the realm of possible playground sizes for these assets.


REPURPOSING DRUGS
= COMMERCIAL RESOURCEFULNESS
Leveraging the 505(b)2 Pathway for Quick, Cost-Effective FDA Approval to Hit the Market ASAP


505(b)(1)
505(b)(2)
11.5 years
3.5 years
Development Years (average)
$2.6B
$.02B
Development Dollars (average in billions)
Data from Camargo
Regulatory Pipeline
PRODUCT
In-vivo Study
Safe in Humans
Pre-IND
IND Opened
Phase I
Phase II
SJP- 001
2022
SJP- 002C
2021
SJP- 005
2022
2022
2022
2023
-15-

Forward-looking projections cannot be guaranteed.

One very important insight to underscore for you is the fact that because our combination product repurposes two existing small molecules, we are on the accelerated 505(b)(2) regulatory pathway which you can see from the charts above reflects an incredible savings in both time and money. This is genuis.


GO-TO-MARKET STRATEGY & PLAN
Advancing Assets to Most Appropriate Value Inflection, then Selling or Licensing
Goal = sell/license each product by 2025
Completed for 001, 002C & 005
DISCOVERY
CLINICAL RESEARCH
INTELLECTUAL PROPERTY RESEARCH & PATENT FILING
CLINICAL PROGRAMMING/RESULTS
REGULATORY STRATEGY/EXECUTION
STRATEGIC PARTNERSHIP: REGULATORY OR COMMERCIAL
Medium to Long Term Plan
-16-

Our goal is to sell or license each product by 2025. With a proven process adhered to with systematic precision, we drive home value at the perfect inflection points.


BUSINESS MODEL:
INFLECTION POINTS
Investment Required to Realize Value Inflection Points
Value Inflection Points
2022
2023
2024
2025
2026
Phase 1/2
Phase 3
Approval
$2M
$5M
$1M
001 VALUE AT FDA APPROVAL
= $465 Million (US Only)(a)
$2M
$10M
$1M
002C VALUE AT FDA APPROVAL
> $10 Billion
$10M
$37M
$3.4M
005 VALUE AT FDA APPROVAL
= $1.4 BILLION (US Only)(a)
(a) – Comprehensive valuation completed by Destum Partners
-17-

Forward-looking projections cannot be guaranteed.

Here are the key inflection points for each of our 3 lead assets and the timing across the milestones to achieve prime value accordingly.



REVENUE FORECAST

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Projected Financials(000)										
Revenue[1]	$5,000	$9,250	$18,250	$21,525	$52,387	$47,871	$68,464	$90,138	$107,086	$124,919
Expenses										
- Research & Development[2]	$5,000	$20,000	$40,000	$20,000	$2,685	$2,744	$2,807	$2,872	$2,941	$3,013
- Sales, Gen, & Admin	$1,938	$2,034	$2,136	$2,243	$2,355	$2,473	$2,596	$2,726	$2,863	$3,006
EBITDA (Loss)	-$1,938	-$12,784	-$23,886	-$718	$47,347	$42,654	$63,061	$84,540	$101,283	$118,901

*Revenue is based on securing license agreements which is dependent on successfully advancing the regulatory work for our technology which is dependent on our ability to fund the regulatory work.

Please enquire for: Notes regarding licensing fees and royalty payments: Assumptions on above projects

-18-

Forward-looking projections cannot be guaranteed.

Revenue forecasts are base assumptions and illustrate the lucrative nature of these therapeutic areas and unmet needs.


WHY WE ARE FUNDRAISING NOW
Accelerate and Complete 2022 Milestones
INITIAL GOALS 2022
Fundraising milestones on next page
LONGTERM GOALS 2023+BEYOND
Advance all products through FDA regulatory process until products are sold or licensed
Secure further IP
-19-

Forward-looking projections cannot be guaranteed.

We are raising funding today for our specific 2022 goals and milestones outlined below.


2022 MILESTONES
Two Key Milestones: (1) Raise $5M through Convertible Note, Grants & Licensing Agreements and (2) permanent financing to follow with Series A round or Public Offering in Q4
Feb
Mar
Apr
May
Jun
July
Aug
Sept
Oct
Nov
Dec
Regional Licensing - SJP-001
COVID-19 Phase 2 Trial - SJP-002C
Phase I/II Clinical Trial - SJP-001
MOUD "POC" - SJP-005
Pre-IND work - SJP-005
Series A or Public Offering


-20-

Forward-looking projections cannot be guaranteed.


PLANNED USE OF $5M
SJP-001
• Phase 1 Clinical Trial
• Phase 2 Clinical Trial
• Further International I/P
• Regional Licensing
SJP-002C
• Phase 2 Clinical Trial
• Explore Emergency Use Authorization
• Pre-IND/IND (if needed)
• Regional Licensing
• Research Papers
SJP-005
• Proof of Concept
• Pre-IND/IND
• Research Papers
General
• WeFunder Campaign
• Legal
• Additional I/P
• Working Capital
• Planning Series A or Public Offering in Q4
-21-

The Wefunder Campaign accounts for 1.07 million of this raise

We thank you for your attention and welcome inquiries large and small. Join us in our mission and help bring full-strength living to the world by upending Big Pharma and creating a thriving world where Pharma for the People benefits real People.


SEN-JAM
PHARMACEUTICAL
FULL
STRENGTH
LIVING
CONTACT US
Jim Iversen CEO
201-400-8083
jiversen@sen-jam.com



PLEASE REACH OUT ANYTIME. OUR TEAM MEMBERS ARE DELIGHTED TO SHARE MORE DETAILS.

THANK YOU FOR YOUR INTEREST.

Downloads

RedCrow Diligence Report - Created March 2020.pdf

Sen-Jam Pharmaceutical - Executive Summary Q4-21 .pdf